Filed by TECO Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934

Subject Company: TECO Energy, Inc.
Commission File No. 001 — 8180

TECO Energy, Inc.
Registration Statement on Form S-4
Registration No. 333 —117701

The following press release was issued on July 28, 2004 by TECO Energy, Inc.:

FOR IMMEDIATE RELEASE

TECO ENERGY COMMENCES EARLY SETTLEMENT OFFER FOR ITS
9.5% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS

Tampa, July 28, 2004 – TECO Energy, Inc. (NYSE: TE) today commenced an offer to exchange up to 17,865,000 of its equity security units (units). TECO Energy is offering to exchange 0.9509 shares of TECO Energy common stock plus $1.39 in cash for each validly tendered and accepted normal unit.

The early settlement offer for the units will expire at 12:00 midnight, New York City time, on August 24, 2004, unless extended or earlier terminated by TECO Energy.

TECO Energy originally issued 17,965,000 units in January 2002, raising approximately $459 million in cash. Each unit consists of: 1) a forward purchase contract obligating the holder to purchase TECO Energy common stock on January 15, 2005 and 2) a trust preferred security issued by TECO Capital Trust II that is pledged to secure the holder’s purchase obligation. The exchange of normal units in the offer will effect early settlement of the purchase contract and, as a result, the pledged trust preferred securities will no longer be outstanding.

The terms and conditions of the early settlement offer are described in the early settlement offer documents dated July 28, 2004. The completion of the early settlement offer is subject to conditions described in the early settlement offer documents, which include, among other conditions, the effectiveness of the registration statement relating to the early settlement offer, which was filed today with the Securities and Exchange Commission, and the continued listing on the New York Stock Exchange of the units that remain outstanding after the early settlement offer (which may require proration of tendered units). Subject to applicable law, TECO Energy may waive certain other conditions applicable to the early settlement offer or extend, terminate or otherwise amend the early settlement offer.

The TECO Energy common stock being offered in the exchange may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of TECO Energy common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Merrill Lynch & Co. and J.P. Morgan Securities Inc. are acting as co-lead dealer managers, Morrow & Co. is the information agent and the Bank of New York is the exchange agent for the offer. Copies of the registration statement, early settlement offer prospectus, letter of transmittal and other material related to the early settlement offer may be obtained at no charge from the information agent at 800-607-0088 (banks and brokerage firms please call 800-654-2468) or from the Securities and Exchange Commission’s Web site at www.sec.gov. Additional information concerning the terms of the early settlement offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 800-607-0088 (banks and brokerage firms please call 800-654-2468) or Merrill Lynch at 888-654-8637 (toll-free) or JPMorgan at 800-261-5767 (toll free). The materials related to the early settlement contain important information that should be read carefully before any decision is made with respect to the early settlement offer.

TECO Energy, Inc. (NYSE: TE) is an integrated energy-related holding company with core businesses in the utility sector, complemented by a family of unregulated businesses. Its principal subsidiary, Tampa Electric Company, is a regulated utility with both electric and gas divisions (Tampa Electric and Peoples Gas System). Other subsidiaries are engaged in waterborne transportation, coal and synthetic fuel production and independent power.

Additional information related to the company and its operations is available at TECO Energy’s web site at www.teconergy.com.

Contact:	News Media: Ross Bannister – (813) 228-4945
Investor Relations: Mark Kane – (813) 228-1772
Internet: http://www.tecoenergy.com